GLOBAL DIVERSIFIED INDUSTRIES, INC.
1200 AIRPORT DRIVE
CHOWCHILLA, CA 93610
559-665-5800

                                      March 9, 2005

VIA FEDERAL EXPRESS AND FAX

Mr. Josh Forgione
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Global Diversified Industries, Inc.
File No. 333-8321
 Form 10-KSB for Year Ended April 30, 2004
Forms 10-QSB for quarters ended October 31, 2004

Dear Mr. Forgione:

This will acknowledge receipt of your letter of comment dated March 7, 2004 with regard to the above referenced filings. Our responses, which reference your comment numbers, follow.

Comment 1- Response

In connection with its primary business activity of designing, manufacturing and marketing re-locatable modular structures, the Registrant is required by statute and regulation to have all its plans, drawings, and related specifications certified by a registered architect and engineer in the states the Registrant manufactures markets its modular structures. The certification is represented by a “seal” on the plans. The Registrant is prohibited by state law from manufacturing a modular structure, whose plans have not been “sealed” by a state registered architect and engineer. These plans are specific to each structure and any modifications to the structure require a re-certification.

The plans have a useful life in excess of one year and, accordingly, the direct costs of the plans (comprised of consideration paid to third parties, such as architects, engineers, designers, etc.) have been capitalized. The Registrant does not capitalize any internal costs associated with the development of the plans.

Based upon the Registrant’s experience in the industry and the useful life of past modular building plans, the Registrant estimates the useful life of a plan is between 15 and 20 years. While the Registrant believes the useful life of plans are in excess of 15 years, the Company has adopted a policy of amortizing the costs ratably over a 10 year period1 .

We have considered EITF 99-5 Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements and believe the guidance is not directly applicable to our accounting for the costs of engineering and architectural plans since the Registrant generally does enter into long term supply arrangements with its customers. However EITF 99-5 supports the Registrant’s accounting for architectural and engineering plans should be capitalized2 .

The Registrant believes its policy accounting for costs incurred in connection with developing its architectural and engineering plans is reasonable and complies with current accounting principles generally accepted in the US.

In future filings, the Registrant will include a footnote to the financial statements describing the Company’s policy accounting for the asset.

Comment 2- Response

On July 14, 2003 the note holder was granted an option to convert a total of $400,000 of principal balance of the notes to the Company’s 2,666,666 shares of preferred stock. The Registrant considered July 14, 2003 as the commitment date3 .

Each share of preferred stock is convertible at the option of the holder into 10 shares of the Company’s common stock ,aggregating 26,666,667 shares of common stock, representing an amount in excess of 20% of the Company’s issued and outstanding common stock . The note holder was not granted registration rights in connection with the modification.

The Company consulted the provisions of EITF 98-5 and 00-27 in order to determine if the transaction created a beneficial conversion feature.

In accordance with EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, the Registrant evaluated whether the embedded conversion option within the debt instruments issued were beneficial (i.e., had intrinsic value) to the holder the date the terms of the debt were agreed (“commitment date”).

Paragraph 5 of EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios states in part, “ that embedded beneficial conversion features present in convertible securities should be valued separately at issuance. The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (“intrinsic value”).

EITF 98-5 defines fair value as “the amount at which the common stock and/or other securities could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and should be used as the basis for the measurement, if available. That quoted price should not be adjusted to reflect transferability restrictions, large block factors, avoided underwriter's fees, or time value discounts. If a quoted market price is not available, the estimate of fair value should be based on the best information available in the circumstances”.

The Registrant’s common stock is quoted on the over the counter Bulletin Board, which is considered a highly inefficient and inactive market. The Registrant’s preferred stock has not been registered with the Securities & Exchange Commission, and accordingly, has no quoted market.

As reflected below, during the 10 trading days prior to July 14, 2003, the Company’s registered common shares averaged trading volume of approximately 32,000 shares per day , and did not trade at all during two of the days during this period.

Date	Open	High	Low	Close	Volume
14-Jul-03	$0.04	$0.04	$0.01	$0.02	342,000
11-Jul-03	0.04	0.04	0.03	0.03	253,700
10-Jul-03	0.04	0.04	0.04	0.04	1,700
9-Jul-03	0.04	0.04	0.04	0.04	10,000
8-Jul-03	0.04	0.04	0.04	0.04	4,000
7-Jul-03	0.04	0.04	0.04	0.04	20900
3-Jul-03	0.04	0.04	0.04	0.04	0
2-Jul-03	0.04	0.04	0.04	0.04	0
1-Jul-03	0.04	0.04	0.04	0.04	14,500
30-Jun-03	0.04	0.04	0.04	0.04	1,900

In accordance with EITF 98-5, the Registrant determined the fair value of unregistered preferred stock. Given the significant block of potential common stock the holder was entitled to upon conversion and the restrictive nature of the securities, pursuant to SEC Rule 144, the Company believes the fair value of the preferred shares for purposes of calculating the beneficial conversion feature was the average price of the Company’s common stock’s market price at that date , less a discount of 25% for the preferred share’s lack of registration, restrictions on the underlying common stock and the size of the potential size of the block of sock.

Accordingly, the Registrant determined the fair value of the underlying common stock was $.01125 per share. This estimate was based upon the average price of the Company’s common stock on July 14, 2003(the mid-point of a low price per share of $.01 and close of $.02 per share), less the 25% discount.

Utilizing a fair value of $.01125 per share, the Company computed the beneficial conversion feature as follows:

26,666,667 shares of common stock x $.01125 /share = $300,000

Accordingly, the Registrant believes the note holders had no intrinsic value, and therefore did not record a beneficial conversion feature in connection with the issuance of the convertible debt during the year ended April 30, 2004.

Comment 3 Response:

As of April 30, 2004, the Registrant’s $1,726,600 in subscription payables comprised of the following:

Receipt of cash in exchange for 9,444,444 shares of common stock to be issued	$ 850,000

Exchange of previously incurred debt for 67,208,333 shares of common stock to be issued	$ 700,000

Exchange of property and equipment for 1,000,000 shares of common stock to be issued	$ 160,000

Miscellaneous stock subscription	$ 16,600

The terms of the common stock subscribed to for cash are as follows:

On March 4, 2004, the Registrant entered into a Stock Purchase Agreement with a shareholder, whereby the shareholder subscribed to 9,444,444 shares of the Registrant’s restricted common stock at $0.09 per share. The shareholder deposited an aggregate of $850,000 into the Registrant’s bank account and the Registrant shall sell, assign, and transfer the common shares subscribed to the shareholder.

The terms for common stock issued in exchange for previously incurred debt are as follows:

In June 2002, the Registrant agreed to pay and the Registrant’s President and Chief Executive Officer agreed to accept $70,000 per month in the form of the Company's restricted common stock from June 2002 through March 2003 in exchange for a note payable due to the Registrant’s President and Chief Executive Officer in the aggregate amount of $700,000.

Payment schedule and common shares subscribed pursuant to the agreement are as follows:

Date of Subscription	Dollar Amount	Price Per Share	Number of Shares
06/10/02	$ 70,000	$0.02	3,500,000
07/8/02	70,000	0.005	14,000,000
08/08/02	70,000	0.005	14,000,000
09/09/02	70,000	0.01	7,000,000
10/08/02	70,000	0.01	7,000,000
11/08/02	70,000	0.012	5,833,333
12/09/02	70,000	0.035	2,000,000
01/08/03	70,000	0.028	2,500,000
02/08/03	70,000	0.016	4,375,000
03/08/03	70,000	0.01	7,000,000
Total	$700,000		67,208,333

The terms of the common stock subscribed in exchange for property and equipment are as follows:

On March 22, 2004, the Registrant entered into an Asset Purchase Agreement with Grossman Construction Company to acquire equipment and buildings for a total price of $200,000. The Registrant agreed to pay $40,000 in cash and issue to Grossman Construction Company an aggregate of 1,000,000 shares of its restricted common stock, valued at $160,000.

Miscellaneous stock subscription: Prior to the year ended April 30, 2001, the Registrant recorded receipt of $16,600 of cash from investors to subscribe for the Registrant’s common stock. The Registrant did not have a signed subscription agreement and the investor (unknown) has never demanded the Registrant for the issuance of shares.

None of the investors or parties to the subscription agreements have the ability to cancel, modify, or otherwise change the agreements under which they subscribed to the shares.

The Registrant anticipate it will issue the shares subscribed prior to its current fiscal year end of April 30, 2005

The Registrant believes its policy accounting for equity-based transactions is reasonable and complies with current accounting principles generally accepted in the US.

We thank you in advance for your assistance in this matter, and should you have any questions, do not hesitate in calling me.

Sincerely,

GLOBAL DIVERSIFIED INDUSTRIES, INC.

__________________________
Phillip Hamilton
President

1 Paragraph 12, FAS No. 142
2 Paragraph 3 , Issue 2, EITF 99-5
3 Commitment date s defined by Paragraph of EITF 98-5